

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 8, 2013

<u>Via E-mail</u>
Russell Frederick
Chief Financial Officer
DragonWave Inc.
411 Legget Drive, Suite 600
Ottawa, Ontario, Canada, K2K 3C9

> **Re:** **DragonWave Inc.**
> **Form 40-F for Fiscal Year Ended February 28, 2013**
> **Filed May 9, 2013**
> **File No. 1-34491**

Dear Mr. Frederick:

We refer you to our comment letter dated June 27, 2013, regarding business contacts with Cuba, Syria and Sudan. We have completed our review of this subject matter. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

> Sincerely,
>
> /s/ Cecilia Blye
>
> Cecilia Blye, Chief
> Office of Global Security Risk

cc: Larry Spirgel
    Assistant Director
    Division of Corporation Finance